              CONESVILLE COAL PREPARATION COMPANY
               QUARTERLY REPORT PER REQUIREMENTS
            OF HOLDING COMPANY ACT RELEASE NO. 23463
            FOR THE QUARTER ENDED SEPTEMBER 30, 1996





                           CONTENTS


                                                            Page

Statements of Income                                         1

Balance Sheet                                                2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                 3

Statements of Cost of Operation                              4

Price Per Ton of Coal Deliveries                             5

                  CONESVILLE COAL PREPARATION COMPANY
                       STATEMENTS OF INCOME
          BY MONTH,FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                           (UNAUDITED)

                                                                         Three
                                                                         Months
                                             July    August  September   Ended
                                            1996      1996      1996    9/30/96
                                                      (in thousands)
OPERATING REVENUES - Services to Parent       $700      $751      $645    $2,096

COST OF OPERATION                              691       743       613     2,047
                                             ----      ----      ----    ------

OPERATING INCOME                                 9         8        32        49

NONOPERATING INCOME                              1         1         1         3
                                             ----      ----      ----    ------

INCOME BEFORE FEDERAL INCOME TAXES              10         9        33        52


FEDERAL INCOME TAXES                             4         3        27        34
                                             ----      ----      ----    ------

NET INCOME                                      $6        $6        $6       $18
                                             ====      ====      ====    ======

The common stock of the Company is wholly owned by Columbus Southern Power Company.

                  CONESVILLE COAL PREPARATION COMPANY
                       STATEMENTS OF INCOME
          BY MONTH,FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                           (UNAUDITED)

                                                                         Three
                                                                         Months
                                             July    August  September   Ended
                                            1996      1996      1996    9/30/96
                                                      (in thousands)
OPERATING REVENUES - Services to Parent       $700      $751      $645    $2,096

COST OF OPERATION                              691       743       613     2,047
                                             ----      ----      ----    ------

OPERATING INCOME                                 9         8        32        49

NONOPERATING INCOME                              1         1         1         3
                                             ----      ----      ----    ------

INCOME BEFORE FEDERAL INCOME TAXES              10         9        33        52


FEDERAL INCOME TAXES                             4         3        27        34
                                             ----      ----      ----    ------

NET INCOME                                      $6        $6        $6       $18
                                             ====      ====      ====    ======

The common stock of the Company is wholly owned by Columbus Southern Power Company.

                  CONESVILLE COAL PREPARATION COMPANY
                          BALANCE SHEETS
        BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                            (UNAUDITED)
                                        July 31,   August 31,  September 30,
                                         1996         1996         1996
                                                 (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service                  $1,416       $1,038       $1,038
  Accumulated Amortization                  1,000          632          643
                                          ------       ------       ------
      NET MINING PLANT                        416          406          395
                                          ------       ------       ------
CURRENT ASSETS:
  Cash and Cash Equivalents                    15           46          349
  Accounts Receivable -
    General                                   165          164          163
    Affiliated Companies                    1,949        2,160        2,486
  Materials and Supplies                      844          855          868
  Other                                       259          246           85
                                          ------       ------       ------
      TOTAL CURRENT ASSETS                  3,232        3,471        3,951
                                          ------       ------       ------
DEFERRED INCOME TAXES                         679          681          684
                                          ------       ------       ------
REGULATORY ASSETS                             255          251          248
                                          ------       ------       ------
DEFERRED CHARGES                               47           26           12
                                          ------       ------       ------
      TOTAL                                $4,629       $4,835       $5,290
                                          ======       ======       ======

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000
    Authorized - 500 Shares
    Outstanding - 100 Shares                 $100         $100         $100
  Paid-in Capital                             400          400          400
  Retained Earnings                           721          727          733
                                          ------       ------       ------
      TOTAL SHAREHOLDER'S EQUITY            1,221        1,227        1,233
                                          ------       ------       ------
OTHER NONCURRENT LIABILITIES                  909          907          903
                                          ------       ------       ------
CURRENT LIABILITIES:
  Accounts Payable:
    General                                   140           97          168
    Affiliated Companies                      156          236          102
  Accrued Rentals                             318          607          896
  Other                                       275          290          374
                                          ------       ------       ------
      TOTAL CURRENT LIABILITIES               889        1,230        1,540
                                          ------       ------       ------
DEFERRED GAIN ON SALE OF PLANT              1,282        1,262        1,243
                                          ------       ------       ------
REGULATORY LIABILITIES                        328          209          371
                                          ------       ------       ------
      TOTAL                                $4,629       $4,835       $5,290
                                          ======       ======       ======

                    CONESVILLE COAL PREPARATION COMPANY
              STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
               CUSTOMER BILLINGS FOR COAL WASHING SERVICES
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1996

Services Rendered to
Columbus Southern         Raw             Clean
Power Company's          Coal              Coal
Conesville Plant*        Input  Rejects   Output  Unit Price  Amount
  (Month/Year)          (tons)   (tons)   (tons)  (per ton)   (000)
July 1996               186,959  28,946   158,013    $4.43     $700

August 1996             194,674  25,079   169,595    $4.43     $751

September 1996          187,629  27,462   160,167    $4.03     $645


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power &
   Company and Columbus Southern Power Company, the parent of Conesvil
   Preparation Company.


                  COLUMBUS SOUTHERN POWER COMPANY
                  PRICE PER TON OF COAL DELIVERIES
          BY MONTH,FOR THE QUARTER ENDED SEPTEMBER 30, 1996


                                         July      August    September
                                        1996       1996       1996
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a)                 $42.65 (b) $43.26 (b) $42.39 (b)


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

       (b) Average price per ton.


                  COLUMBUS SOUTHERN POWER COMPANY
                  PRICE PER TON OF COAL DELIVERIES
          BY MONTH,FOR THE QUARTER ENDED SEPTEMBER 30, 1996


                                         July      August    September
                                        1996       1996       1996
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a)                 $42.65 (b) $43.26 (b) $42.39 (b)


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

       (b) Average price per ton.


                  COLUMBUS SOUTHERN POWER COMPANY
                  PRICE PER TON OF COAL DELIVERIES
          BY MONTH,FOR THE QUARTER ENDED SEPTEMBER 30, 1996


                                         July      August    September
                                        1996       1996       1996
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a)                 $42.65 (b) $43.26 (b) $42.39 (b)


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

       (b) Average price per ton.
